Exhibit 21

SIGNIFICANT SUBSIDIARIES OF

ULTA BEAUTY, INC.

Name of Subsidiary:	Jurisdiction of Incorporation or Organization:

Ulta Salon, Cosmetics & Fragrance, Inc.	Delaware
Ulta Inc.	Delaware
Ulta Beauty Credit Services Corporation	Delaware
Ulta Beauty Cosmetics, LLC	Florida

Subsidiaries not included in the list are omitted because, considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary.